United States

Securities and Exchange Commission

Washington, D.C. 20549

Form SD

(Specialized Disclosure Report)

Rockwell Automation, Inc.

Delaware	1-12383	25-1797617
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1201 South Second Street, Milwaukee, Wisconsin		53204
(Address of principal executive offices)		(Zip code)

Michael R. Melzer, VP of Strategic Sourcing and Workplace Services (414-382-0423)

The rule pursuant to which this form is being filed, and the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A Conflict Minerals Report for the calendar year ended December 31, 2021 is provided as Exhibit 1.01 and is available at the following Internet website:

https://www.rockwellautomation.com/global/about-us/overview.page?pagetitle=Global-Supply-Chain-and-Sourcing&docid=

619b0006865a65219b764413903d04ca

Item 1.02 – Exhibit

Rockwell Automation’s Conflict Minerals Report required by Item 1.01, attached to this Form SD as Exhibit 1.01, is incorporated herein by reference.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report (attached)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 26, 2022
(Registrant)

/s/ Michael R. Melzer
Michael R. Melzer

VP of Strategic Sourcing and Workplace Services

Rockwell Automation

(414-382-0423)